5501 S. Broadband Lane / Sioux Falls, SD 57108 Phone: 605.381.4347 / 866.550.6382 / Fax: 605.338.0604 www.bankmeta.com

March 21, 2011

VIA EDGAR

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meta Financial Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Form 10-Q for the Quarterly Period Ended December 31, 2010
Filed February 7, 2011
File No. 0-22140

Dear Mr. West:

We are in receipt of the letter dated March 7, 2011 to J. Tyler Haahr, Chief Executive Officer of Meta Financial Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-Q filed for the Quarterly Period Ended December 31, 2010

Condensed Consolidated Statements of Operations, page 2

1.              We note the intangible assets within your non-interest expense include amortization of intangibles and impairment of goodwill. Please revise your future filings to disaggregate your goodwill impairment (here and in your statements of cash flow), and label it as such within each financial statement.

We will disaggregate and label the goodwill impairment in the Condensed Consolidated Statements of Operations and in the Condensed Statements of Cash Flow beginning in our Form 10-Q for the quarterly period ending March 31, 2011 and future filings.

Notes to Condensed Consolidated Financial Statements

Note 2.  Credit Disclosures, page 7

2.              We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

The classes of financing receivables are at the level management uses to assess and monitor the risk and the performance of the portfolio.  The initial measurement attribute of all our financing receivables is amortized cost.  We believe no further portfolio segment disaggregations are needed to explain the risks inherent in the Company’s financing receivables consistent with applicable accounting guidance.

3.              We note your impaired loan tables (on pages 7 and 13) do not include loans with a specific valuation allowance. Please tell us how this meets the disclosure requirements in paragraph 310-10-50-15 of ASU 2010-20. Please advise and revise your future filings as necessary.

Impaired loans with a specific valuation allowance were included within the tables presented on page 13.  Beginning in our Form 10-Q for the quarterly period ending March 31, 2011 and in future filings, we will present the impaired loans with a specific valuation allowance separately from loans without a specific valuation allowance consistent with applicable accounting guidance.

Note 6.  Commitments and Contingencies

Legal Proceedings, page 17

4.              ASC Subtopic 450-20 (SFAS 5) requires you to establish accruals for litigation and other contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When a loss is not both probable and estimable, an accrual is not recorded, but disclosure of the contingency is required to be made when there is at least a reasonable possibility that a loss or an additional loss has been incurred. The disclosure should indicate the nature of the contingency and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please address these disclosures in your response in addition to revising your future filings to ensure that all disclosures have been specifically addressed.

Attached as Appendix A is revised disclosure as of the filing date of the Form 10-Q on February 7, 2011 for each item listed in Legal Proceedings on page 17 with respect to the Company’s determinations of the loss contingency. To the extent that we include a description of litigation in our future disclosure, we will revise such loss contingency disclosure as appropriate beginning in our Form 10-Q for the quarterly period ending March 31, 2011 and in future filings.

Note 12.  OTS Supervisory Directive and Related Matters, page 25

5.              See our comment above under Legal Proceedings and revise your future filings to ensure you provide the disclosures required by ASC 450.

Attached as Appendix B is revised disclosure as of the filing date of the Form 10-Q on February 7, 2011 for the item titled OTS Supervisory Directive and Related Matters on page 25 with respect to the Company’s determinations of the loss contingency.  To the

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extent that we include a description of regulatory matters in our future disclosure, we will revise such loss contingency disclosure as appropriate beginning in our Form 10-Q for the quarterly period ending March 31, 2011 and in future filings.

6.              We note that you will be required to reimburse iAdvance customers under the OTS directive. We further note that you originated $415 million of iAdvance loans in the fiscal year 2010. Please tell us and revise your disclosures in future filings, to disclose the amount of iAdvance loans originated, and the related customers obtained, in each reporting period which will be subject to or fall under the OTS directive.

As required by the OTS supervisory directives, the Company terminated the iAdvance program effective October 13, 2010.  Thus, we have had no new iAdvance loans originated since that date and because of this OTS enforcement action, we do not anticipate any new iAdvance originations in future periods.  As of the filing date of the Form 10-Q on February 7, 2011, the Company had not been advised by the OTS of the amount of iAdvance loan originations and the number of related customers with originations before the program termination date that may be subject to reimbursement under the OTS directive.

7.              Further, we note that a significant percentage of these iAdvance loans, which are classified within the “Non Real Estate — Consumer Loans” category, have been and continue to be sold without recourse. Tell us how the decisions reached by the OTS will impact any aspect of the terms and conditions of any previous loans sold by the Company under the programs affected. We may have further comments.

As the Company stopped originating iAdvance loans effective October 13, 2010, it is no longer selling these loans.  Until the OTS finalizes its enforcement actions, we cannot predict how the decisions reached by the OTS will impact any aspect of the terms and conditions of any previous loans sold by the Company under the programs affected.  As of the filing date of the Form 10-Q on February 7, 2011, we have not been notified of any claims related to any aspect of the terms and conditions of any previous loans sold by the Company under the programs affected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

8.              We note the announcement by NetSpend in January of 2011 of the signing of a multi-year agreement pursuant to which a different financial institution will serve as a new issuing bank for both new and existing card programs for which NetSpend serves as program manager and processor. Tell us, and disclose in future filings, the expected impact this agreement will have on the financial position, operating results, cash flows, and liquidity needs of the Company. In your response, also address whether cardholders will continue to use current or obtain newly issued cards through MetaBank or if they will be required to utilize other financial institutions.

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Our revenues from existing MetaBank cardholders have not been impacted as a result of the January 2011 announcement by NetSpend.  Current MetaBank cardholders related to the NetSpend program will be able to use their existing (current) MetaBank issued cards and may obtain replacement cards upon expiration that will be issued by MetaBank.  Without the prior written approval of the OTS, MetaBank will not be issuing cards to new distributors for which NetSpend serves as a program manager.  As of the filing date of the Form 10-Q on February 7, 2011, we do not know the expected impact of NetSpend’s agreement with a different financial institution on our financial position, operating results, cash flows and liquidity needs.  We will disclose such expected impact when we determine it in future filings.

* * *

In connection with our responses to the comments of the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (605) 782-0764 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Regards,

/s/ David W. Leedom
David W. Leedom
Executive Vice President
and Chief Financial Officer

cc:	Marc Thomas, Staff Accountant, Securities and Exchange Commission
J. Tyler Haahr, Meta Financial Group, Inc. Chief Executive Officer

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Appendix A

Form 10-Q for the Quarterly Period ended December 31. 2010

Note 6, Commitment and Contingencies

Legal Proceedings

Lawsuits against MetaBank involving the sale of purported MetaBank certificates of deposit continue to be addressed.  In all, nine cases have been filed to date, and of those nine, three have been dismissed, and four have been settled for payments that the Company deemed reasonable under the circumstances, including the costs of litigation.  Of the two remaining cases, one is a class action case.  On May 5, 2010, in that class action, Guardian Angel Credit Union v. MetaBank et al., Case No. 08-cv-261-PB (USDC, District of NH), the court granted the plaintiff’s motion to certify the class.  Additionally, a lawsuit relating to this matter has been filed by Airline Pilots Assoc Federal Credit Union in the Iowa District court for Polk County, Case number CL-118792.  The underlying matter was first disclosed in the Company’s quarterly report for the period ended December 31, 2007, which stated that an employee of the Bank had sold fraudulent CDs for her own benefit.  The unauthorized and illegal actions of the employee have since prompted a number of demands and lawsuits seeking recovery on the fraudulent CDs to be filed against the Bank, which have been disclosed in subsequent filings.  The employee was prosecuted, convicted and, on June 2, 2010, sentenced to more than seven years in federal prison and ordered to pay more than $4 million in restitution.  Notwithstanding the nature of her crimes, which were unknown by the Bank and its management, plaintiffs in the two remaining cases seek to impose liability on the Bank under a number of legal theories with respect to the remaining $3.6 million of fraudulent CDs that were issued by the former employee.  The Bank and its insurer, which has assumed defense of the action and which is advancing defense costs subject to a reservation of rights, continue to vigorously contest liability in the remaining actions.  The Company estimates that the range of its possible losses is from $0 to $300,000.

Cedar Rapids Bank & Trust Company v MetaBank, Case No. LACV007196.  In a separate matter, on November 3, 2009, Cedar Rapids Bank & Trust Company (“CRBT”) filed a Petition against MetaBank in the Iowa District Court in and for Linn County claiming an unspecified amount of money damages against MetaBank arising from CRBT’s participation in loans originated by MetaBank to companies owned or controlled by Dan Nelson.  The complaint states that the Nelson companies eventually filed for bankruptcy and the loans, including CRBT’s portion, were not fully repaid.  Under a variety of theories, CRBT claims that MetaBank had material negative information about Dan Nelson, his companies and the loans that it did not share with CRBT prior to CRBT taking a participation interest.  MetaBank believes that CRBT’s loss of principal was limited to approximately $200,000, and in any event intends to vigorously defend the case.  The Company estimates that the range of its possible losses is from $0 to $200,000.

Thirumalesh Bhat v. Meta Financial Group, Inc., J. Tyler Haahr, David W. Leedom, Bradley C. Hanson and Troy Moore; Case No. 5:10-cv-04099-DEO, and Alaa M. Elgaouni v. Meta Financial Group, Inc., J. Tyler Haahr, David W. Leedom; Case No. C10-4108MWB. The Company has been informed that two former stockholders, Thirumalesh Bhat and Alaa M.

Elgaouni, have separately filed purported class action lawsuits against the Company and certain of its officers alleging violations of certain federal securities laws. The cases were filed on October 22, 2010 and November 5, 2010 in the United States District Court for the Northern District of Iowa purportedly on behalf of those who purchased the Company’s stock between May 14, 2009 and October 15, 2010.  The complaints allege that the named officers violated Sections 10(b) and 20(a) of the Securities Exchange Act and SEC Rule 10b-5 in connection with certain allegedly false and misleading public statements made during this period by the Company and its officers. The complaints do not specify an amount of damages sought. The Company denies the allegations in the complaints and intends to vigorously pursue its defense. The Company’s possible loss cannot be estimated because of the recent filing of the complaint.

Nicholas Martin, on behalf of himself and a class, v. Automated Financial, LLC, MetaBank, and Does 1-5, Case: 1:11-cv-00525. This case involves a claim by Plaintiff that a notification required to be placed upon an automated teller machine was absent on a specified date, in violation of Regulation E of the EFTA. The Company denies liability in this matter and will contest this litigation with Defendant Automated Financial LLC, who is obligated to indemnify the Company for costs and expenses in this matter.  The Company’s possible loss cannot be estimated at this stage of the litigation because the class has not been certified and the extent of the Company’s indemnification by Automated Financial, LLC is unknown.

See Note 12 — OTS Supervisory Directive and Related Matters and Item 1. “Business — Bank Supervision and Regulation — OTS Supervisory Directives and Related Matters” of our Annual Report on Form 10-K for the year ended September 30, 2010 for a discussion of existing OTS enforcement matters and future corrective actions. As explained in Note 12, an estimate of the Company’s possible loss cannot be made.

The Bank utilizes various third parties for, among other things, its processing needs, both with respect to standard bank operations and with respect to its MPS division.  MPS was notified in April 2008 by one of the processors that the processor’s computer system had been breached, which led to the unauthorized load and spending of funds from Bank-issued cards.  The Bank believes the amount in question to be approximately $2.0 million.  The processor and program manager both have agreements with the Bank to indemnify it for any losses as a result of such unauthorized activity, and the matter is reflected as such in its financial statements.  In addition, the Bank has given notice to its own insurer.  The Bank has been notified by the processor that its insurer has denied the claim filed.  The Bank made demand for payment and filed a demand for arbitration to recover the unauthorized loading and spending amounts and certain damages.  The Bank has settled its claim with the program manager, and has received an arbitration award against the processor.  That arbitration has been entered as a judgment in the State of South Dakota, which judgment is being transferred to Florida for garnishment proceedings against the processor and its insurer.  The Company’s possible loss cannot be estimated because of the uncertainty of the amount of indemnification which may be collected by the Company and the Company’s insurance coverage.

Certain corporate clients of an unrelated company named Springbok Services, Inc. have requested through counsel a mediation or negotiation as a means of reaching a settlement in lieu of commencing litigation against MetaBank.  These claimants purchased MetaBank prepaid reward cards from Springbok, prior to Springbok’s bankruptcy.  As a result of Springbok’s bankruptcy and cessation of business, some of the rewards cards which had been purchased were never activated or funded.  Counsel for these companies have indicated that they are prepared to assert claims totaling approximately $1.0 million against MetaBank based on principal/agency or failure to supervise theories.  The Company denies liability with respect to these claims, however, the Company has agreed to enter a mediation process with the claimants in the next 30 days.  The Company’s possible loss cannot be estimated because of the early stage of the dispute and the extent of the Company’s insurance coverage.

Other than the matters set forth above, there are no other new material pending legal proceedings or updates to which the Company or its subsidiaries is a party other than ordinary litigation routine to their respective businesses.

Appendix B

OTS Supervisory Directive and Related Matters

As described most recently in the Company’s Form 10-K for the fiscal year ended September 30, 2010, the OTS had issued Supervisory Directives to the Bank based on the OTS’ assessment of the Bank’s third-party relationship risk, enterprise risk management, and rapid growth (in the MPS division) and had also advised that the OTS had determined that the Bank engaged in unfair or deceptive acts or practices in violation of Section 5 of the Federal Trade Commission Act and the OTS Advertising Regulation in connection with the Bank’s operation of the iAdvance line of credit program.

Related to previously described possible enforcement actions, we recently received correspondence dated December 28, 2010 from the OTS following the recent examinations of the Company and the Bank in which the OTS advised the Company and the Bank that the OTS:

•                  is presently preparing a Cease and Desist Order for presentation to each of the Company and the Bank,

•                  will require the Bank to reimburse iAdvance customers in an amount to be determined, and

•                  is currently considering the need to assess civil money penalties against the Bank.

As previously disclosed, the Company and the Bank have been cooperating with the OTS to correct those aspects of our operations that have been determined by OTS to be deficient, and believe we have made substantial progress to date. The Company’s possible loss cannot be estimated because the Company and the Bank do not know the scope of these enforcement actions, the amounts of reimbursement that will be sought by the OTS, or whether any civil money penalties will be ultimately imposed. The Company and the Bank expect to discuss the terms of the Cease and Desist Order as well as the reimbursement with the OTS prior to OTS final determinations. With respect to these future OTS actions, we cannot predict responses by our customers or program managers or whether there will be a material effect on our results of operations or financial condition, although it is expected that legal and compliance costs of the Company and the Bank will increase.

By letter dated December 28, 2010, the OTS also directed the Bank not to increase the amount of brokered deposits from the amount it held at December 28, 2010 without the prior written non-objection of the OTS Regional Director. The Bank believes it did not hold any brokered deposits on December 28, 2010, and therefore does not anticipate seeking OTS approval to hold any.  At the direction of the OTS, the Bank has requested the Federal Deposit Insurance Corporation (the “FDIC”) to confirm the Bank’s position that it does not hold any brokered deposits.

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